Exhibit 4.4
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
December 31, 2008
Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-1615
Attention: Corporate Capital Markets
Ladies and Gentlemen:
     We refer to the Deposit Agreement, dated as of January 30, 2008 (the “Deposit Agreement”), by and among National City Corporation, a Delaware corporation (“National City”), Wilmington Trust Company, a Delaware banking corporation (the “Depositary”), National City Bank and all holders from time to time of Receipts issued thereunder. Capitalized terms used but not defined in this letter agreement shall have the meanings given to such terms in the Deposit Agreement. We also refer to the Agreement and Plan of Merger, dated as of October 24, 2008 (the “Merger Agreement”), by and between The PNC Financial Services Group, Inc., a Pennsylvania corporation (“PNC”), and National City. In consideration of the covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties agree as follows:
     Effective immediately at the Effective Time (as defined in the Merger Agreement) and without any further action by any person, (a) PNC shall automatically assume hereby the rights, duties and obligations of National City under the Deposit Agreement; and (b) PNC (as successor-in-interest to National City) hereby instructs the Depositary pursuant to Section 4.06 of the Deposit Agreement to treat the 1,500 shares of PNC 9.875% Fixed-To-Floating Rate Non-Cumulative Preferred Stock, Series L (the “Series L Preferred Stock”) delivered herewith to the Depositary in exchange for the Preferred Stock as new deposited property under the Deposit Agreement, and Receipts outstanding shall thereafter represent the proportionate interests of holders thereof in the Series L Preferred Stock so received in exchange for such Preferred Stock. Following such exchange, references to “Preferred Stock” in the Deposit Agreement shall be references to the Series L Preferred Stock. Following the Effective Time, National City Bank shall continue to serve as Registrar and Transfer Agent until such time as a successor is appointed.
     PNC hereby represents and warrants to the Depositary that the Series L Preferred Stock on the Effective Time will be duly authorized and validly issued to the Depositary and will be fully paid and non-assessable. PNC further represents and warrants that the Series L Preferred Stock will have the rights, privileges, powers and preferences substantially identical to the Preferred Stock as contemplated by Section 1.11 of the Merger Agreement.

     PNC acknowledges and agrees that the Depositary’s execution and delivery of this letter shall not be deemed to constitute the Depositary’s consent or approval of the Merger Agreement or the transactions contemplated thereby or the waiver of any rights it may have or may have had as a holder of the Preferred Stock of National City or of the Series L Preferred Stock.
     Please acknowledge your understanding of our agreement as set forth herein by signing this letter in the space provided below and returning a copy to the undersigned. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This letter agreement shall be governed by and interpreted and construed in accordance with the substantive laws of the State of New York without regard to applicable choice of law provisions thereof.
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Very truly yours,

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/s/ George P. Long, III

Name: George P. Long, III
Title: Senior Counsel and Corporate Secretary

Accepted and agreed to as of
the date set forth above:

WILMINGTON TRUST COMPANY

By:	/s/ James A. Hanley

Name: James A. Hanley
Title: Vice President